UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 01, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 April 2016

Name of applicant:		Amec Foster Wheeler plc
Name of scheme:		Block Listing of Executive and SAYE Options
Period of return:	From:	1 October 2015	To:	31 March 2016
Balance of unallotted securities under scheme(s) from previous return:		Executive - 1,337,033 SAYE - 1,140,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Executive - NIL SAYE - NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		Executive - 1,337,033 SAYE - 1,140,183

Name of contact:	Helen Morrell
Telephone number of contact:	01565 683233

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 April 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary